JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value of $0.00125 per share, of Trip.com Group Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of November 12, 2025.

James Jianzhang Liang

/s/ James Jianzhang Liang

Chung Lau

/s/ Chung Lau

Smart Charm Limited

By: /s/ Chung Lau
Name: Chung Lau
Title: Director

Wise Kingdom Group Limited

By: /s/ Chung Lau
Name: Chung Lau
Title: Director